GLOBETECH VENTURES CORP.
(the “Corporation”)

REQUEST FOR FINANCIAL STATEMENTS

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Corporation may elect annually to receive corporate mailings, including financial statements of the Corporation, if they so request. If you wish to receive such mailings, please complete and return this form to:

GLOBETECH VENTURES CORP.
Suite 1130 – 789 West Pender Street
Vancouver, BC
V6C 1H2

I confirm that I am the registered / beneficial owner of ______________________shares of the Corporation.
                                                                                                        (Common)

As an owner of shares of the Corporation, I request that my name and address be placed on your mailing list to receive:

[ ] interim financial statements	[ ] annual financial statements

NAME:	________________________________________________
(please print clearly)

ADDRESS:	________________________________________________

________________________________________________

POSTAL CODE:	________________________________________________

SIGNATURE OF
SHAREHOLDER:       ____________________________________   DATE:  ____________

CUSIP: 196906